Exhibit 99.1
NEWS RELEASE

Attention: Financial Editors	Stock Symbol: (PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST REPORTS STRONG THIRD QUARTER 2009 RESULTS
CALGARY, Alberta — November 9, 2009 — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to report Pengrowth’s interim unaudited operating and financial results for the three month and nine month periods ended September 30, 2009. All figures are in Canadian dollars unless otherwise stated.
Pengrowth’s unaudited consolidated financial statements for the three months and nine months ended September 30, 2009 and related Management’s Discussion and Analysis can be accessed immediately on Pengrowth’s website at www.pengrowth.com, and have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.edgar.shtml.
“I am pleased with the results of a busy and successful quarter in which results exceeded our internal expectations” said Derek Evans, President and Chief Executive Officer.
Highlights
•	Production in the quarter was 78,135 barrels of oil equivalent (boe) per day, a decrease of five percent compared to 82,171 boe per day in the second quarter and a decrease of four percent compared to 80,981 boe per day in the third quarter of 2008. The quarter over quarter decrease this year was primarily attributable to events at Sable Offshore Energy Project including a complete shutdown due to scheduled maintenance that was compounded by the impact of Hurricane Bill.

•	Pengrowth raised, for the second time this year, its guidance for annual production to 79,000 to 80,000 boe per day from 78,000 to 79,500 boe per day, excluding any impact from potential future acquisitions or dispositions.

•	Cash flow from operating activities before working capital changes was $144.7 million ($0.56 per trust unit) in the quarter compared to $160.1 million ($0.62 per trust unit) in the second quarter and $239.6 million ($0.96 per trust unit) in the same period last year. The decrease, compared to the second quarter, was due to the decrease in production with slight increases in operating and royalty expenses. The year over year decrease is largely due to lower commodity prices.

•	Pengrowth’s Term Credit Facility was drawn by $402 million at the end of the quarter leaving $835 million of credit available. As Pengrowth continues to focus on being sustainable and living within its cash flow, Pengrowth repaid $48 million of bank debt in the quarter.

•	Distributions declared in the quarter totalled $72.2 million versus $77.5 million in the second quarter and $171.0 million in the third quarter last year. Subsequent to the third quarter, Pengrowth reduced its monthly distribution per trust unit to $0.07 from $0.10 to provide funds for Pengrowth’s expanded capital program and maintain fiscal discipline.

•	Realized commodity risk management gains totalled $43.4 million in the quarter. These gains have offset a portion of the Trust’s exposure to reduced commodity prices, particularly natural gas. In the third quarter, Pengrowth entered into additional gas hedges. Currently, Pengrowth has hedged in excess of 45 percent of its preliminary estimate for 2010 natural gas production at an average price of Cdn $6.13 per mmbtu.

•	Pengrowth currently anticipates converting to a dividend paying corporation in 2011.

•	Subsequent to the third quarter, Pengrowth significantly increased the Trust’s land position in the Horn River Basin shale gas play to 113 net sections with the acquisition of 43 net sections of land.

•	On October 23rd, 2009, Pengrowth closed a successful equity issue that raised gross proceeds of approximately $300 million that was applied to reduce debt

Summary of Financial and Operating Results

	Three Months ended September 30			Nine Months ended September 30
(monetary amounts in thousands, except per unit amounts)	2009	2008	% Change	2009		2008	% Change

STATEMENT OF INCOME
Oil and gas sales	$325,264	$518,662	(37)	$983,871		$1,526,891	(36)
Net income	$78,290	$422,395	(81)	$34,330		$247,162	(86)
Net income per trust unit	$0.30	$1.69	(82)	$0.13		$0.99	(87)

CASH FLOWS
Cash flows from operating activities	$162,915	$273,597	(40)	$401,417		$757,709	(47)
Cash flows from operating activities per trust unit	$0.63	$1.10	(43)	$1.56		$3.05	(49)

Distributions declared	$72,235	$170,959	(58)	$226,973		$506,352	(55)
Distributions declared per trust unit	$0.27	$0.675	(60)	$0.87		$2.025	(57)

Ratio of distributions declared over cash flows from operating activities	44%	62%		57%		67%

Capital expenditures	$44,047	$99,458	(56)	$161,236		$276,052	(42)
Capital expenditures per trust unit	$0.17	$0.40	(58)	$0.62		$1.11	(44)
Weighted average number of trust units outstanding	259,263	249,461	4	257,996		248,406	4

BALANCE SHEET
Working capital deficiency				$(185,449	) (1)	$(267,744)	(31)
Property, plant and equipment				$3,962,814		$4,309,382	(8)
Long term debt				$1,264,174		$1,266,231	0
Trust unitholders’ equity				$2,509,325		$2,643,326	(5)
Trust unitholders’ equity per trust unit				$9.65		$10.37	(7)

Currency (U.S.$/Cdn$) (closing rate at period end)				0.9340		0.9397

Number of trust units outstanding at period end				260,114		254,936	2

AVERAGE DAILY PRODUCTION
Crude oil (barrels)	22,930	23,286	(2)	23,142		24,476	(5)
Heavy oil (barrels)	7,480	8,287	(10)	7,657		8,091	(5)
Natural gas (mcf)	232,444	246,287	(6)	238,746		240,529	(1)
Natural gas liquids (barrels)	8,984	8,361	7	9,598		8,872	8
Total production (boe)	78,135	80,981	(4)	80,189		81,527	(2)

TOTAL PRODUCTION (mboe)	7,188	7,450	(4)	21,891		22,338	(2)

PRODUCTION PROFILE
Crude oil	29%	29%		29%		30%
Heavy oil	10%	10%		9%		10%
Natural gas	50%	51%		50%		49%
Natural gas liquids	11%	10%		12%		11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per barrel)	$74.40	$82.00	(9)	$71.26		$81.75	(13)
Heavy oil (per barrel)	$59.21	$96.93	(39)	$49.71		$87.22	(43)
Natural gas (per mcf)	$4.34	$8.29	(48)	$5.03		$8.46	(41)
Natural gas liquids (per barrel)	$41.86	$87.06	(52)	$37.96		$81.46	(53)
Average realized price per boe	$45.22	$67.71	(33)	$44.84		$67.02	(33)

(1)	Includes $160.4 million current portion of long term debt.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto stock exchanges (PGF.UN), and has a current enterprise value of approximately $4.4 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757

Advisory Regarding Reserves and Production Information
Disclosure provided herein in respect of reserves and production reported in barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Caution Regarding Forward Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to: 2009 production; available credit facilities; the amount and timing of cash flows and distributions to unitholders; Pengrowth’s business model and the goals thereof; and Pengrowth’s future structure including its currently anticipated conversion to a dividend paying entity which will be taxable as a corporation for federal income tax purposes.
Forward-looking statements and information contained in this press release are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding its property holdings, its ability to obtain labour and equipment in a timely manner to carry out development activities, its ability to market its oil and natural gas successfully to current and new customers, the impact of increasing competition, its ability to obtain financing on acceptable terms and its ability to add production and reserves through its development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to its operations, and its ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws (including those relating to mutual fund trusts or investment eligibility) or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found in Pengrowth’s most recent Management Discussion and Analysis and under “Risk Factors” in Pengrowth’s most recent Annual Information Form, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.edgar.shtml.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on Pengrowth’s forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.